                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                     FORM 15

      Certification and Notice of Termination of Registration under Section
      12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to
           File Reports Under Sections 13 and 15(d) of the Securities
                              Exchange Act of 1934.

                        COMMISSION FILE NUMBER: 33-75224

                               LIGGETT GROUP INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


           100 SOUTHEAST SECOND STREET, MIAMI, FL 33131 (305) 374-7714
           -----------------------------------------------------------
              (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)


     LIGGETT GROUP INC. 11.5% SENIOR SECURED NOTES DUE FEBRUARY 1, 1999 AND
        VARIABLE RATE SERIES C SENIOR SECURED NOTES DUE FEBRUARY 1, 1999
     ----------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      NONE
     ----------------------------------------------------------------------
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)



         Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)     [ ]       Rule 12h-3(b)(1)(ii)       [ ]
           Rule 12g-4(a)(1)(ii)    [ ]
           Rule 12g-4(a)(2)(i)     [ ]       Rule 12h-3(b)(2)(i)        [ ]
           Rule 12g-4(a)(2)(ii)    [ ]       Rule 12h-3(b)(2)(ii)       [ ]
           Rule 12h-3(b)(1)(i)     [ ]       Rule 15d-6                 [X]

         Approximate number of holders of record as of the certification or notice date:

         NONE

         Pursuant to the requirements of the Securities Exchange Act of 1934 Liggett Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



DATE:  January 5, 1999             BY: /s/ SAMUEL M. VEASEY
                                       ----------------------------------------
                                       Samuel M. Veasey, Senior Vice President,
                                       Chief Financial Officer and Treasurer